UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 9, 2011

LIBERTY MEDIA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-33982	84-1288730
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

12300 Liberty Blvd.

Englewood, Colorado 80112

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (720) 875-5400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.  Results of Operations and Financial Condition

On August 9, 2011, Liberty Media Corporation (the “Company”) issued a press release (the “Earnings Release”) setting forth information, including financial information regarding certain of its privately held assets, which is intended to supplement the financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the Company’s Quarterly Report on Form 10-Q for the six months ended June 30, 2011, filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2011.

This Item 2.02 and the Earnings Release attached hereto as Exhibit 99.1 (other than the portions thereof filed as part of Exhibit 99.2) are being furnished to the SEC.

Item 8.01.  Other Events

Also, on August 9, 2011, the Company held an earnings call (the “Earnings Call”) and made available on its website a slide show presentation (the “Slide Show”) for reference during the Earnings Call. In each of the Earnings Release, the Earnings Call and the Slide Show, the Company discussed the previously announced proposed split-off of the businesses, assets and liabilities attributed to the Liberty Capital group and the Liberty Starz group. The Earnings Release, the transcript from the Earnings Call and the Slide Show are all archived on or accessible from the Company’s website.

The portions of the Earnings Release, the portions of the transcript from the Earnings Call and the portions of the Slide Show that relate to the discussion of the proposed split-off are being filed herewith as Exhibit 99.2 to this Form 8-K in compliance with Rule 425 of the Securities Act of 1933, as amended, and are hereby incorporated by reference into this Item 8.01

Item 9.01.  Financial Statements and Exhibits

(d)  Exhibits

Exhibit No.	Name

99.1	Press Release dated August 9, 2011
99.2	Excerpts of communications relating to the proposed split-off

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2011

LIBERTY MEDIA CORPORATION

	By:	/s/ Wade Haufschild
Name: Wade Haufschild
Title: Vice President

2

EXHIBIT INDEX

Exhibit No.	Name

99.1	Press Release dated August 9, 2011
99.2	Excerpts of communications relating to the proposed split-off

3

Exhibit 99.1

LIBERTY MEDIA REPORTS SECOND QUARTER 2011 FINANCIAL RESULTS

Englewood, Colorado, August 9, 2011 — Liberty Media Corporation (“Liberty”) (Nasdaq: LCAPA, LCAPB, LINTA, LINTB, LSTZA, LSTZB) today reported second quarter results for Liberty Capital group, Liberty Interactive group and Liberty Starz group.  Highlights include(1):

•                  Grew consolidated QVC revenue by 8% with strong international market results

•                  Adjusted OIBDA(2) increased 4%, but excluding the effects of the new agreement with GE Money Bank and QVC Italy launch, adjusted OIBDA grew 8%

•                  Operating income increased 4%, but excluding the effects of the new agreement with GE Money Bank and QVC Italy launch, operating income grew 11%

•                  QVC reduced the balance of the bank credit facility by $170 million, decreasing its leverage ratio to 1.58x

•                  Signed a partnership deal with BBC Worldwide to produce and distribute original content on Starz

•                  Increased STARZ and ENCORE subscriptions by 10% and 3%, respectively

•                  Seeking to acquire a significant stake in Barnes & Noble

“QVC had a solid quarter, with revenue growth in all markets.  We were impressed that Japan was back to growth so quickly after the tragedies of the spring,” stated Greg Maffei, Liberty President and CEO.  “At Starz, we were pleased to announce our partnership with BBC Worldwide and look forward to producing and distributing original content with them.  Additionally, Starz once again grew subscribers and posted strong financial results.  We continue to pursue the split-off of Liberty Capital and Liberty Starz.  Bank of New York’s appeal of our win in Delaware Chancery Court will be heard in the Delaware Supreme Court in mid-September and we expect to complete the split-off in the third quarter.”

LIBERTY INTERACTIVE GROUP — Liberty Interactive group’s revenue increased 9% to $2.2 billion and adjusted OIBDA increased 5% to $450 million, while operating income increased 5% to $288 million.  The increase in revenue, adjusted OIBDA, and operating income for the quarter was due to favorable results at QVC and the eCommerce companies.

QVC

QVC’s consolidated net revenue increased 8% in the second quarter to $1.9 billion, adjusted OIBDA increased 4% to $418 million and operating income increased 4% to $281 million.

“We continue to build momentum even in these uncertain economic times with consolidated second quarter net revenue growth of 8%,” stated Mike George, QVC President and CEO.  “Each market experienced net revenue growth in local currency including Japan which has rebounded nicely after the tragic events experienced in late March.  Excluding our QVC Italy start up operations and the previously discussed change in our QCard program with GE Money Bank, our adjusted OIBDA growth would have been 8% and operating income would have been 11%.  We continue to see strong global new customer net revenue growth and our global eCommerce revenue now represents 30% of our worldwide revenue.  We are excited about our strong product and programming line-up for the third quarter as we expand our presence in New York’s Fashion Night Out this September with the exciting premieres of John Hardy jewelry and Heidi Klum accessories.  In addition, QVC will broadcast live, select programs from the LA Live complex, featuring a range of QVC personalities and brands, enabling us to provide a localized look and feel for our West Coast audience during their prime television viewing hours.”

QVC’s domestic revenue increased 3% in the second quarter to $1.2 billion and adjusted OIBDA increased 1% to $305 million compared to the second quarter 2010.  The product mix continued to show a steady growth in accessories, apparel and home and a decline in jewelry sales.  The average selling price increased 8% from $48.10 to $52.02 while total units sold decreased 4% to 25.7 million.  Returns as a percent of gross product revenue remained relatively consistent to the prior year period at 18.5%.  QVC.com sales as a percentage of US sales grew from 32% in the second quarter of 2010 to 35% in the second quarter of 2011.  Overall, the US adjusted OIBDA margin decreased 64 basis points to 24.8% for the quarter due to the previous disclosed change in our QCard arrangement which negatively impacted adjusted OIBDA by approximately $9.0 million.  Excluding the negative impact of this arrangement, US adjusted OIBDA increased 4% for the second quarter with a slight increase in adjusted OIBDA margin primarily driven by favorable product margins.

QVC’s international revenue increased 18% in the second quarter to $666 million from $565 million including the impact of favorable exchange rates in each of our markets.  International adjusted OIBDA increased 13% to $113 million and adjusted OIBDA margins decreased 73 basis points for the quarter. QVC’s international second quarter results include $13 million of adjusted OIBDA loss compared to $5 million in the prior year related to QVC Italy operations that launched in October 2010.  Excluding the effects of QVC Italy, international adjusted OIBDA and adjusted OIBDA margins would have increased 20% and 51 basis points, respectively, for the quarter.

QVC UK’s revenue grew 4% in local currency in the second quarter due primarily to increased sales in apparel and most home categories.  These increases were partially offset by declines in fine jewelry.  QVC UK’s average selling price in local currency decreased 1% and units sold increased 5% for the second quarter.  QVC UK’s adjusted OIBDA increased 4% and the adjusted OIBDA margin increased 59 basis points due primarily to a favorable inventory obsolescence provision and freight costs offset somewhat by higher distribution costs associated with the QVC Beauty Channel, QVC UK’s second channel, being launched part time on the Freeview DTT platform.

QVC Germany’s revenue grew 7% in local currency in the quarter driven by increased sales of apparel, jewelry, and nutrition products.  QVC Germany’s average selling price in local currency increased 1% for the second quarter and units sold increased 11%.  QVC Germany’s returns as a percent of gross product revenue increased 251 basis points from the prior period due in part to a product mix shift to higher return categories including apparel and jewelry.  QVC Germany’s adjusted OIBDA increased 21% in local currency and the adjusted OIBDA margin increased 199 basis points due to favorable product margins and inventory obsolescence.

QVC Japan’s revenue grew 1% in local currency in the second quarter due to increased sales primarily in apparel.  QVC Japan’s market has rebounded after the tragic events experienced in March with positive year over year growth achieved in May and June.  QVC Japan achieved growth of 13% in units sold for the quarter with the average selling price in local currency declining 10%.  QVC Japan’s adjusted OIBDA in local currency declined 2% and the adjusted OIBDA margin declined 72 basis points due to lower product margins and higher commission expense.

QVC Italy continues the trend from the first quarter - sequential sales growth following a softer than anticipated launch.  These sales are primarily in the home and beauty product areas.  In the quarter, QVC Italy began to invest in a strong marketing campaign to build awareness and accelerate new customer acquisition, and it plans to monitor these and other fixed costs as they grow into their cost structure.

QVC’s outstanding bank and bond debt was $2.6 billion at June 30, 2011.

eCommerce Businesses

In the aggregate, the eCommerce businesses increased revenue 18% to $347 million for the quarter.  Adjusted OIBDA increased 29% to $36 million for the quarter and operating income increased 138% to $19 million.  Each of the eCommerce businesses reported an increase in revenue for the quarter as a result of acquisitions and deconsolidations, increased marketing efforts and increased conversion resulting from site optimization and broader inventory offerings.  The second quarter of 2010 included the results of a start-up, Lockerz, which was deconsolidated in the third quarter of 2010.  Excluding the results of the start-up, adjusted OIBDA increased 11% and operating income increased 13%.

Share Repurchases

There were no repurchases of Liberty Interactive stock from May 1, 2011 through July 31, 2011.  Liberty has approximately $740 million remaining under its Liberty Interactive stock repurchase authorization.

The businesses and assets attributed to Liberty Interactive group are engaged in, or are ownership interests in companies that are engaged in, video and on-line commerce, and currently include Liberty’s subsidiaries QVC, Provide Commerce, Backcountry.com, Bodybuilding.com, Celebrate Interactive, CommerceHub, and The Right Start, and its interests in, HSN, Tree.com, Interval Leisure Group, Expedia and Lockerz.  Liberty has identified wholly-owned QVC as the principal operating segment of the Liberty Interactive group.

LIBERTY STARZ GROUP — The attributed financials in the 10-Q, continue to show the Liberty Starz results for the first through the third quarters of 2010 as only the legacy Starz Entertainment business since Starz Media was not attributed to Liberty Starz until September 30, 2010.  However since the current results of Liberty Starz primarily represent the results of Starz LLC, for discussion purposes in the 10-Q, this press release and as an additional section in the slides, the historical results for the legacy Starz Media businesses have been combined with the historical results of the legacy Starz Entertainment business, including the impacts of intercompany eliminations.

Starz’s revenue increased 5% to $403 million for the second quarter, an increase of $20 million.  Revenue for the second quarter increased as a result of an $8 million increase due to a higher effective rate for the Starz Channels’ services, $6 million due to growth in the average number of subscriptions and $3 million in additional ancillary revenue related to international television distribution rights and home video for STARZ original content.  The remaining increase was primarily attributable to the home video performance of The King’s Speech in the current period which was partially offset by no theatrical releases of films in 2011.

Starz’s adjusted OIBDA increased 146% to $118 million, a $70 million increase, and operating income increased to $112 million, a 160% increase.  The increase in adjusted OIBDA was a combination of increased results by the legacy Starz Entertainment business and the decisions made regarding the legacy Starz Media businesses in the prior year.  As discussed above, the reduced theatrical releases resulted in lower revenue which was more than offset by no current period spending on marketing and advertising associated with the theatrical exhibition of such productions, lower production and acquisition costs and lower home video costs.  STARZ’ subscription units increased 10% and ENCORE subscriptions increased 3% compared to the second quarter of 2010.

“The business of Starz Entertainment continued its solid performance in the second quarter with STARZ hitting an all-time high of 19 million subscribers thanks in part to our investments in a strong programming lineup of exclusive first-run movies and quality original programming,” said Chris Albrecht, Starz, LLC, President and CEO.  “We are very proud of the agreement announced yesterday with BBC Worldwide Productions — a deal that will accelerate prudently our growth into STARZ originals in the years ahead.  ENCORE entered into original programming on a more targeted scale last week as part of a series of wide-ranging ENCORE package enhancements, including the launch of ENCORE ESPAÑOL, the company’s first 24/7 Spanish-language premium channel.  Meanwhile, the legacy Starz Media businesses continue to reflect improved operational performance.”

Share Repurchases

There were no repurchases of Liberty Starz stock from May 1, 2011 through July 31, 2011.  Liberty has approximately $447 million remaining under its Liberty Starz stock repurchase authorization.

The businesses and assets attributed to Liberty Starz group are primarily engaged in the production and distribution of video programming and related businesses.

LIBERTY CAPITAL GROUP — Liberty Capital group’s revenue decreased 33% to $135 million while adjusted OIBDA increased to $7 million and operating losses improved by $69 million to a $14 million loss for the second quarter.  The decrease in revenue and increase in adjusted OIBDA and operating income is primarily due to the impact of the change in attribution of Starz Media from Liberty Capital to Liberty Starz which was effective September 30, 2010.

Share Repurchases

From May 1, 2011 through July 31, 2011, Liberty repurchased approximately 55,097 shares of Series A Liberty Capital common stock at an average cost per share of $78.27 for total cash consideration of $4.3 million.  Since the reclassification of Liberty Capital on March 4, 2008 through July 31, 2011, Liberty has repurchased 50.9 million shares at an average cost per share of $25.41 for total cash consideration of $1.3 billion.  These repurchases represent 39.4% of the shares outstanding.  Liberty had approximately $306.3 million remaining under its Liberty Capital stock repurchase authorization on July 31, 2011.

The businesses and assets attributed to Liberty Capital group are all of Liberty’s businesses and assets other than those attributed to the Liberty Interactive group and Liberty Starz group and include its subsidiaries Starz Media (through September 30, 2010), TruePosition, Atlanta National League Baseball Club (the owner of the Atlanta Braves), its interests in SiriusXM and Live Nation, and minority interests in Time Warner, and Viacom.

FOOTNOTES

(1)

Liberty’s President and CEO, Gregory B. Maffei, will discuss these highlights and other matters in Liberty’s earnings conference call which will begin at 12:00 p.m. (ET) on August 9, 2011. For information regarding how to access the call, please see “Important Notice” later in this document.

(2)	For a definition of adjusted OIBDA and applicable reconciliations and a definition of adjusted OIBDA margin, see the accompanying schedules.

NOTES

Liberty Media Corporation operates and owns interests in a broad range of video and on-line commerce, media, communications and entertainment businesses.  Those interests are currently attributed to three tracking stock groups: Liberty Interactive group, Liberty Starz group and Liberty Capital group.

Unless otherwise noted, the foregoing discussion compares financial information for the three months ended June 30, 2011 to the same period in 2010.

On September 16, 2010, Liberty Media’s board of directors approved a change in attribution of Liberty Media’s interest in Starz Media from its Capital group to its Starz group, effective September 30, 2010.  Unless otherwise stated, the historical results for the three months ended June 30, 2010, and September 30, 2010 only include the historical results for the legacy Starz Entertainment business operations, as the change in attribution of Starz Media from Liberty Capital to Liberty Starz became effective as of September 30, 2010.  Results for the three months ended December 31, 2010, March 31, 2011 and June 30, 2011 include the legacy Starz Entertainment and the legacy Starz Media businesses.

The following financial information is intended to supplement Liberty’s consolidated statements of operations to be included in its Form 10-Q.

Fair Value of Public Holdings and Derivatives

(amounts in millions and include the value of derivatives)	March 31, 2011	June 30, 2011
Expedia(1)	1,569	2,007
HSN(1)	593	610
Interval Leisure Group and Tree.com(1)	288	242
Non Strategic Public Holdings(2)	1,207	1,258
Total Attributed Liberty Interactive Group	3,657	4,117

SiriusXM debt and equity(3)	4,661	6,055
Live Nation equity(1)	362	449
Non-strategic public holdings(4)	1,336	1,359
Total Attributed Liberty Capital Group	6,359	7,863

(1)

Represents fair value of Liberty’s investments. In accordance with GAAP, Liberty accounts for these investments using the equity method of accounting and includes these investments in its consolidated balance sheet at their historical carrying values.

(2)	Represents Liberty’s non-strategic public holdings which are accounted for at fair value including any associated equity derivatives on such investments.
(3)

Represents the fair value of Liberty’s various debt and equity investments in SiriusXM. The fair value of Liberty’s convertible preferred stock is calculated on an as-if-converted basis into common stock. In accordance with GAAP, Liberty accounts for the convertible preferred stock using the equity method of accounting and includes this in its consolidated balance sheet at historical carrying value.

(4)

Represents Liberty’s non-strategic public holdings which are accounted for at fair value including any associated equity derivatives on such investments. Also includes the liability associated with borrowed shares which totaled $1,125 million and $1,148 million on March 31, 2011 and June 30, 2011, respectively.

Cash and Debt

The following presentation is provided to separately identify cash and liquid investments and debt information.

(amounts in millions)	March 31, 2011	June 30, 2011
Cash and Liquid Investments Attributable to:
Liberty Interactive group(1)	1,350	1,360
Liberty Starz group(2) (3)	1,290	1,231
Liberty Capital group(4) (5)	1,319	1,259
Total Liberty Consolidated Cash and Liquid Investments	3,959	3,850

Less:
Short-term marketable securities — Liberty Interactive group	111	48
Short-term marketable securities — Liberty Starz group	149	132
Long-term marketable securities — Liberty Starz group	97	64
Short-term marketable securities — Liberty Capital group	165	192
Total Liberty Consolidated Cash (GAAP)	3,437	3,414

Debt:
Senior notes and debentures(6)	1,115	1,115
Senior exchangeable debentures(7)	3,096	3,086
QVC senior notes(6)	2,000	2,000
QVC bank credit facility	781	611
Other	53	65
Total Attributed Liberty Interactive Group Debt	7,045	6,877
Unamortized discount	(22)	(22)
Fair market value adjustment	(404)	(425)
Total Attributed Liberty Interactive Group Debt (GAAP)	6,619	6,430

Other	81	42
Total Attributed Liberty Starz Group Debt (GAAP)	81	42

Bank investment facility	750	750
Total Attributed Liberty Capital Group Debt (GAAP)	750	750

Total Consolidated Liberty Debt (GAAP)	7,450	7,222

(1)	Includes $111 million and $48 million of short-term marketable securities with an original maturity greater than 90 days as of March 31, 2011 and June 30, 2011, respectively.
(2)	Includes $149 million and $132 million of short-term marketable securities with an original maturity greater than 90 days as of March 31, 2011 and June 30, 2011, respectively.
(3)

Includes $97 million and $64 million of marketable securities with an original maturity greater than one year as of March 31, 2011 and June 30, 2011, respectively, which are reflected in investments in available-for-sale securities in Liberty’s condensed consolidated balance sheet.

(4)	Includes $165 million and $192 million of short-term marketable securities with an original maturity greater than 90 days as of March 31, 2011 and June 30, 2011, respectively.
(5)

Excludes $590 million and $638 million of restricted cash on March 31, 2011 and June 30, 2011, respectively, associated with the bank investment facility which is reflected in current restricted cash on Liberty’s consolidated balance sheet.

(6)	Face amount of Senior Notes and Debentures with no reduction for the unamortized discount or fair market value adjustment.
(7)	Face amount of Senior Exchangeable Debentures with no reduction for the fair market value adjustment.

Total attributed Liberty Interactive group cash increased $10 million, primarily due to cash flow from operations at QVC.  These cash inflows were partially offset by capital expenditures, subsidiary debt payments and intergroup tax payments.  Total attributed Interactive group debt decreased by $168 million primarily due to debt repayments on the QVC bank credit facility.

Total attributed Liberty Starz group cash and liquid investments decreased $59 million, primarily as a result of intergroup tax payments made and debt repayments, partially offset by cash flow from operations at Starz LLC.  Total attributed Starz group debt decreased $39 million primarily as a result of payments made on the Starz LLC Overture credit facility, which was fully repaid in the second quarter.

Total attributed Liberty Capital group cash decreased $60 million, primarily due to a $58 million investment in Live Nation combined with LCAPA stock repurchases.

Important Notice: Liberty Media Corporation (Nasdaq: LCAPA, LCAPB, LINTA, LINTB, LSTZA, LSTZB,) President and CEO, Gregory B. Maffei will discuss Liberty’s earnings release in a conference call which will begin at 12:00 p.m. (ET) on August 9, 2011.  The call can be accessed by dialing (888) 576-4387 or (719) 325-2455 at least 10 minutes prior to the start time.  Replays of the conference call can be accessed until 8:00 p.m. (ET) August 16, 2011, by dialing (888) 203-1112 or (719) 457-0820 plus the pass code 3833741#.  The call will also be broadcast live across the Internet and archived on our website.  To access the webcast go to http://www.libertymedia.com/events.  Links to this press release will also be available on the Liberty Media website.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about business strategies, market potential, future financial prospects, international expansion, new service and product launches including original content programming, our ability to complete acquisition opportunities, the impact of the Japanese tragedies, the proposed split-off of our Liberty Capital and Liberty Starz tracking stock groups and other matters that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, possible changes in market acceptance of new products or services, competitive issues, regulatory matters affecting our businesses, continued access to capital on terms acceptable to Liberty Media, changes in law and government regulations that may impact the derivative instruments that hedge certain of our financial risks and the satisfaction of the conditions to the proposed split-off. These forward-looking statements speak only as of the date of this press release, and Liberty Media expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media, including the most recent Form 10-Q and Form 10-K, for additional information about Liberty Media and about the risks and uncertainties related to Liberty Media’s business which may affect the statements made in this press release.

Additional Information

Nothing in this press release shall constitute a solicitation to buy or an offer to sell shares of Liberty CapStarz, Inc. (formerly named Liberty Splitco, Inc.), the split-off entity or any of Liberty’s tracking stocks.  The offer and sale of shares in the proposed split-off will only be made pursuant to Liberty CapStarz, Inc.’s effective registration statement. Liberty stockholders and other investors are urged to read the effective registration statement on file with the SEC, including Liberty’s proxy statement/prospectus contained therein, together with Liberty CapStarz’s most recently filed Forms 10-Q; because they contain important information about the split-off. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Contact: Courtnee Ulrich (720) 875-5420

SUPPLEMENTAL INFORMATION

As a supplement to Liberty’s consolidated statements of operations, to be included in its Form 10-Q, the following is a presentation of quarterly financial information and operating metrics on a stand-alone basis for the two largest privately held businesses (QVC and Starz, LLC) owned by Liberty at June 30, 2011, which Liberty has identified as its operating segments.

Results for the Liberty Starz group include the legacy Starz Entertainment and the legacy Starz Media businesses for the three months ended December 31, 2010, March 31, 2011 and June 30, 2011.  The historical results for the three months ended June 30, 2010, and September 30, 2010 only include the results for the legacy Starz Entertainment business, as the change in attribution of Starz Media from Liberty Capital to Liberty Starz became effective as of September 30, 2010

Please see below for the definition of adjusted OIBDA and a discussion of why management believes the presentation of adjusted OIBDA provides useful information for investors.  Schedule 2 to this press release provides a reconciliation of adjusted OIBDA for each identified entity to that entity’s operating income for the same period, as determined under GAAP.

QUARTERLY SUMMARY

(amounts in millions)	2Q10	3Q10	4Q10	1Q11	2Q11
Liberty Interactive Group
QVC
Revenue — US	1,193	1,167	1,719	1,192	1,232
Revenue — International	565	604	802	643	666
Revenue — Total	1,758	1,771	2,521	1,835	1,898
Adjusted OIBDA — US	303	261	364	260	305
Adjusted OIBDA — International	100	108	169	103	113
Adjusted OIBDA — Total	403	369	533	363	418
Operating income — US	201	159	261	159	204
Operating income — International	69	76	132	66	77
Operating income — Total	270	235	393	225	281
Gross margin — US	37.3%	35.9%	33.1%	35.1%	37.5%
Gross margin — International	36.9%	37.4%	37.7%	36.9%	38.0%

Liberty Starz Group
Starz LLC(1)
Revenue	308	316	400	391	403
Adjusted OIBDA	107	92	110	131	118
Operating income	102	87	70	124	112
Subscription units — Starz	17.3	17.4	18.2	18.8	19.0
Subscription units — Encore	31.9	32.0	32.8	33.1	32.9

(1)

Includes the legacy Starz Entertainment and the legacy Starz Media businesses for the three months ended December 31, 2010, March 31, 2011 and June 30, 2011 and only legacy Starz Entertainment results for the three months ended June 30, 2010, and September 30, 2010 as the change in attribution of Starz Media from Liberty Capital to Liberty Starz became effective as of September 30, 2010.

NON-GAAP FINANCIAL MEASURES

This press release includes a presentation of adjusted OIBDA, which is a non-GAAP financial measure, for each of Liberty’s tracking stock groups and each of QVC (and certain of its subsidiaries), the eCommerce businesses, and Starz, LLC, together with a reconciliation to that group’s or entity’s operating income, as determined under GAAP.  Liberty defines adjusted OIBDA as revenue less cost of sales, operating expenses, and selling, general and administrative expenses (excluding stock and other equity-based compensation) and excludes from that definition depreciation and amortization, restructuring and impairment charges and gains on legal settlements that are included in the measurement of operating income pursuant to GAAP.  Further, this press release includes adjusted OIBDA margin which is also a non-GAAP financial measure.  Liberty defines adjusted OIBDA margin as adjusted OIBDA divided by revenue.

Liberty believes adjusted OIBDA is an important indicator of the operational strength and performance of its businesses, including each business’ ability to service debt and fund capital expenditures.  In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance.  Because adjusted OIBDA is used as a measure of operating performance, Liberty views operating income as the most directly comparable GAAP measure.  Adjusted OIBDA is not meant to replace or supersede operating income or any other GAAP measure, but rather to supplement such GAAP measures in order to present investors with the same information that Liberty’s management considers in assessing the results of operations and performance of its assets.  Please see the attached schedules for applicable reconciliations.

SCHEDULE 1

The following table provides a reconciliation of adjusted OIBDA for each of Liberty Interactive group, Liberty Starz group, and Liberty Capital group to that group’s operating income calculated in accordance with GAAP for the three months ended June 30, 2010, September 30, 2010, December 31, 2010, March 31, 2011 and June 30, 2011, respectively.

QUARTERLY SUMMARY

(amounts in millions)	2Q10	3Q10	4Q10	1Q11	2Q11
Liberty Interactive Group
Adjusted OIBDA	428	373	564	378	450
Depreciation and amortization	(139)	(141)	(150)	(149)	(148)
Stock compensation expense	(15)	(12)	(18)	(16)	(14)
Operating Income	274	220	396	213	288

Liberty Starz Group
Adjusted OIBDA	103	89	106	126	117
Depreciation and amortization	(4)	(7)	(2)	(5)	(5)
Stock compensation expense	(3)	(5)	(38)	(5)	(4)
Impairment of long-lived assets	—	—	(4)	—	—
Operating Income	96	77	62	116	108

Liberty Capital Group
Adjusted OIBDA	(59)	25	—	358	7
Depreciation and amortization	(21)	(20)	(15)	(16)	(15)
Stock compensation expense	(3)	(8)	(9)	(6)	(6)
Gain on legal settlement	—	—	48	7	—
Operating Income (Loss)	(83)	(3)	24	343	(14)

The following table provides a reconciliation of adjusted OIBDA to earnings from continuing operations before income taxes for the quarters ended June 30, 2010 and 2011, respectively.

(amounts in millions)	2010	2011
Liberty Interactive group	$428	$450
Liberty Starz group	103	117
Liberty Capital group	(59)	7
Consolidated Adjusted OIBDA	$472	$574

Consolidated segment adjusted OIBDA	$472	$574
Stock-based compensation	(21)	(24)
Depreciation and amortization	(164)	(168)
Interest expense	(174)	(110)
Share of earnings of affiliates, net	39	15
Realized and unrealized gains (losses) on financial instruments, net	(81)	143
Gains on dispositions, net	25	—
Other, net	2	29
Earnings from Continuing Operations Before Income Taxes	$98	$459

SCHEDULE 2

The following table provides a reconciliation of adjusted OIBDA for QVC (and certain of its subsidiaries), the eCommerce businesses and Starz, LLC to that entity or group’s operating income (loss) calculated in accordance with GAAP for the three months ended June 30, 2010, September, 30, 2010, December 31, 2010, March 31, 2011, and June 30, 2011, respectively.

QUARTERLY SUMMARY

(amounts in millions)	2Q10	3Q10	4Q10	1Q11	2Q11
Liberty Interactive Group
QVC
QVC US adjusted OIBDA	303	261	364	260	305
QVC UK adjusted OIBDA	22	25	43	21	26
QVC Germany adjusted OIBDA	30	38	71	49	41
QVC Japan adjusted OIBDA	53	54	69	43	59
QVC Italy adjusted OIBDA	(5)	(9)	(14)	(10)	(13)
QVC International adjusted OIBDA	100	108	169	103	113

Total QVC adjusted OIBDA	403	369	533	363	418
Depreciation and amortization	(129)	(129)	(136)	(134)	(131)
Stock compensation expense	(4)	(5)	(4)	(4)	(6)
Operating Income	270	235	393	225	281

eCommerce Businesses
Adjusted OIBDA	28	10	47	29	36
Depreciation and amortization	(11)	(12)	(15)	(16)	(16)
Stock compensation expense	(9)	2	(4)	(5)	(1)
Operating Income	8	—	28	8	19

Liberty Starz Group
Starz, LLC(1) — Actual results
Adjusted OIBDA	107	92	110	131	118
Depreciation and amortization	(4)	(3)	(5)	(5)	(4)
Stock compensation expense	(1)	(2)	(35)	(2)	(2)
Operating Income	102	87	70	124	112

Starz(2) — For discussion purposes
Revenue	383	396	400	391	403
Adjusted OIBDA	48	83	110	131	118
Depreciation and amortization	(6)	(6)	(5)	(5)	(4)
Stock compensation expense	1	(1)	(35)	(2)	(2)
Operating Income	43	76	70	124	112

(1)

Includes the legacy Starz Entertainment and the legacy Starz Media businesses for the three months ended December 31, 2010, March 31, 2011 and June 30, 2011 and only legacy Starz Entertainment results for the three months ended June 30, 2010 and September 30, 2010 as the change in attribution of Starz Media from Liberty Capital to Liberty Starz became effective as of September 30, 2010.

(2)	Includes results for the legacy Starz Entertainment and the legacy Starz Media businesses for all periods presented, including the impact of intercompany eliminations.

Exhibit 99.2

Filed by Liberty Media Corporation Pursuant to Rule 425

Under the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-6(b) of the Securities Exchange Act of 1934.

Subject Company: Liberty Media Corporation

Commission File No.: 001-33982

Subject Company: Liberty CapStarz, Inc.

Commission File No.: 333-171201

1. Excerpts from Earnings Release

Highlights include:

•                  Signed a partnership deal with BBC Worldwide to produce and distribute original content on Starz

•                  Increased STARZ and ENCORE subscriptions by 10% and 3%, respectively

•                  Seeking to acquire a significant stake in Barnes & Noble

“We continue to pursue the split-off of Liberty Capital and Liberty Starz.  Bank of New York’s appeal of our win in Delaware Chancery Court will be heard in the Delaware Supreme Court in mid-September and we expect to complete the split-off in the third quarter.”

LIBERTY STARZ GROUP

Starz’s revenue increased 5% to $403 million for the second quarter, an increase of $20 million.  Revenue for the second quarter increased as a result of an $8 million increase due to a higher effective rate for the Starz Channels’ services, $6 million due to growth in the average number of subscriptions and $3 million in additional ancillary revenue related to international television distribution rights and home video for STARZ original content.  The remaining increase was primarily attributable to the home video performance of The King’s Speech in the current period which was partially offset by no theatrical releases of films in 2011.

Starz’s adjusted OIBDA increased 146% to $118 million, a $70 million increase, and operating income increased to $112 million, a 160% increase.  The increase in adjusted OIBDA was a combination of increased results by the legacy Starz Entertainment business and the decisions made regarding the legacy Starz Media businesses in the prior year. . . . STARZ’ subscription units increased 10% and ENCORE subscriptions increased 3% compared to the second quarter of 2010.

LIBERTY CAPITAL GROUP — Liberty Capital group’s . . . adjusted OIBDA increased to $7 million and operating losses improved by $69 million to a $14 million loss for the second quarter.  The decrease in revenue and increase in adjusted OIBDA and operating income is primarily due to the impact of the change in attribution of Starz Media from Liberty Capital to Liberty Starz which was effective September 30, 2010.

2. Excerpts from Slide Show

Highlights

•                  Liberty Media Corporation

•                  Continue to pursue split-off

•                  Appeal will be heard in Delaware Supreme Court on 9/14

•                  Expect to complete split-off in Q3

•                  Liberty Starz

•                  Signed partnership deal with BBC Worldwide to produce and distribute original content on Starz

•                  Liberty Capital

•                  Seeking to acquire a significant stake in Barnes and Noble

***

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Priorities

•                  Liberty Media

•                  Complete split-off of Liberty Capital and Liberty Starz

•                  Liberty Starz

•                  Continue to execute on original content strategy

•                  Enhance relationships with existing and new distributors

•                  Evaluate opportunities for cash and balance sheet management

•                  Liberty Capital

•                  Rationalize non-core investments

•                  Deploy/invest excess capital

3. Excerpts from transcript of Earnings Call

Gregory B. Maffei, President, Chief Executive Officer and Director

So, looking at the second quarter highlights for Liberty Media, I’d note we continue to pursue the split-off of Liberty Capital and Liberty Starz from Liberty Interactive.  Counselors for ourselves will appear in front of the Delaware Supreme Court on the 14th of September. We hope to get a favorable ruling and close in Q3. I’d note that the shareholder vote that we previously received is valid until the 23rd of September. We remain confident that we will be able to close in that timeframe.

Question and Answer

Question

. . . I wanted to ask a little bit about your confidence in the Q3 kind of split timing, you mentioned that your shareholder vote goes through the, basically the week after the trial and yet you have confidence, I guess, that this will be resolved before then. Is there anything that’s come out from the judge during the legal hearings that makes you believe that we could get a decision within those seven or eight days or alternatively if you had to re-file, is there a chance you could do that within the Q3 or would that likely put us into the first quarter?

Answer

I think we believe the judge had a well reasoned opinion that the appeals court is likely to endorse and we hope to endorse quickly. If we are required to re-file because of the timing obviously it’d depend on the timing of the ruling first, but I suspect it’s maybe a 60-day process from the time that we get the ruling, if it runs past the September 23rd date.

***

Forward Looking Statements

The foregoing press release, slide show and transcript include certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about financial guidance, business strategies, market potential, future financial performance, new service and product launches, the proposed split-off of the Liberty Capital and Liberty Starz tracking stock groups and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, possible changes in market acceptance of new products or services, competitive issues, regulatory matters affecting our businesses, continued access to capital on terms acceptable to Liberty Media, changes in law and government regulations that may impact the derivative instruments that hedge certain of our financial risks and the satisfaction of the conditions to the proposed split-off. These forward-looking statements speak only as of the date of the press release, slide show and transcript, and Liberty Media expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media, including the most recent Form 10-Q and 10-K, for

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additional information about Liberty Media and about the risks and uncertainties related to Liberty Media’s business which may affect the statements made in this presentation.

Additional Information

Nothing in the foregoing press release, slide show or transcript shall constitute a solicitation to buy or an offer to sell shares of the split-off entity or any of Liberty Media’s tracking stocks. The offer and sale of shares in the proposed split-off will only be made pursuant to the registration statement of the split-off entity, which has been declared effective by the SEC. Liberty Media stockholders and other investors are urged to read the registration statement filed with and declared effective by the SEC, including the proxy statement/prospectus contained therein, because they contain important information about the split-off. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

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